EXHIBIT 16.1



October 3, 2006


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:     DIGITALFX INTERNATIONAL, INC.
        File No.  0-27551


We were previously principal accountants for DigitalFX International, Inc. (formerly Qorus.com, Inc) and, under the date of March 18, 2006, we reported on the financial statements of DigitalFX International, Inc. (formerly Qorus.com, Inc.) as of and for the years ended December 31, 2005 and 2004. On June 15, 2006, we were notified by DigitalFX International, Inc. (formerly Qorus.com,
Inc.) that we were dismissed as their auditors. We have read DigitalFX International, Inc.'s (formerly Qorus.com, Inc.'s) statements included under
Item 4.01(a) of its Form 8-K/A expected to be filed on or about October 3, 2006, and we agree with such statements.

Very truly yours,


/s/ KBA Group LLP
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KBA GROUP LLP